UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                         Commission File No.: 000-26627


                           NOTIFICATION OF LATE FILING


(CHECK ONE):      [   ] Form 10-K,   [   ] Form 20-F,   [   ] Form 11-K,
                  [ X] Form 10-Q, [   ] Form N-SAR

                           For Period Ended:         June 30, 2003

                           [   ]  Transition Report on Form 10-K
                           [   ]  Transition Report on Form 20-F
                           [   ]  Transition Report on Form 11-K
                           [   ]  Transition Report on Form 10-Q
                           [   ]  Transition Report on Form N-SAR

                           For the Transition Period Ended: ____________


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable


                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant   Command International Corporation

Former Name if Applicable   Algiers Resources, Inc.

Address of Principal Executive Office (Street and Number)
      1090 King George's Post Road, Suite 802

City, State and Zip Code   Edison, New Jersey 08837


                                     PART II
                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the

[X] fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule
     12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     The information necessary to complete the quarterly report on Form 10-QSB of Command International Corporation could not be obtained on a timely basis without unreasonable effort or expense.


                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         Robert Fallah            (732)                  738-6500
             (Name)             (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     On May 8, 2003, Command International Corporation (the "Registrant"), which had been a blind pool, completed a reverse merger pursuant to an Agreement and Plan of Merger dated as of March 20, 2003, by and among the Registrant, Algiers Merger Co., a Delaware corporation and wholly-owned subsidiary of the Registrant, and Command International Acquisition Corporation, a Delaware corporation ("Acquisition Corp."), whereby Acquisition Corp. merged with and into Algiers Merger Co., with Algiers Merger Co. continuing as the surviving entity, and each issued and outstanding share of common stock of Acquisition Corp. was converted into one share of common stock of the Registrant. As a result of such merger, the Registrant became an operating company. Thereafter, on July 7, 2003, Algiers Merger Co. merged with and into the Registrant, with the Registrant continuing as the surviving entity and changed its name from Algiers Resources, Inc. to Command International Corporation.

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                      Command International Corporation
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     August 14, 2003             By:  Command International Corporation

                                      By:  /s/ Robert
Fallah____________________
Robert Fallah, President